McGuireWoods LLP 1251 Avenue of the Americas 20th Floor New York, NY 10020

VIA EDGAR AND EMAIL

September 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Perry Hindin

Re:	Direct Digital Holdings, Inc. Schedule TO-I Filed August 29, 2023 CIK No. 0001880613

On behalf of our client, Direct Digital Holdings, Inc. (the “Company”), we submit this letter in response to written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 5, 2023, relating to the above-referenced Schedule TO-I (File No. 005-93602) (the “Schedule TO”). This letter and a publicly filed Amendment No. 1 to the Schedule TO-I (the “Amendment”), which includes an Amended and Restated Offer to Purchase as an exhibit to the Amendment, are being filed with the Commission via EDGAR concurrently. In addition to addressing the comments raised by the Staff in its letter, we have revised the Amended and Restated Offer to Purchase to update other disclosures.

Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. Except for page references appearing in the headings and Staff comments below (which are references to the Schedule TO filed on August 29, 2023), the page references in our responses are to pages in the revised Schedule TO and exhibits filed on the date hereof.

Schedule TO submitted filed August 29, 2023

Minimum Tender Condition, page 6

1.	Disclosure in this section indicates that “[b]ased on the 3,217,800 Warrants outstanding as of August 28, 2023, 1,609,222 Warrants would need to be tendered in order to satisfy the Minimum Tender Condition [the tender of more than 50% of the outstanding Warrants].” It would appear that only 1,608,901 Warrants need be tendered to satisfy this condition. Please advise or revise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Amended and Restated Offer to Purchase filed with the Amendment has been revised to clarify that the Minimum Tender Condition for the tender offer is 50.1% or more of the outstanding Warrants. The Minimum Tender Condition is intended to track the number of Warrants that are required to consent to effect an amendment to the Warrant Agent Agreement.

Securities and Exchange Commission

Division of Corporation Finance

September 14, 2023

Based on the 3,217,800 publicly traded Warrants outstanding as of September 14, 2023, the number of Warrants needed to be tendered in order to satisfy the Minimum Tender Condition is 1,612,118 Warrants. The 1,609,222 number in the Schedule TO filed on August 29, 2023 was the result of a mathematical error as it represents 50.01% of the outstanding Warrants, not 50.1%. The Amended and Restated Offer to Purchase has been revised on page 15 to reflect that 1,612,118 is the number of Warrants that will need to be tendered in order to satisfy the Minimum Tender Condition.

Forward-Looking Statements; Risk Factors, page 20

2.	We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please delete the reference or clarify that it is not applicable to the tender offer.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Amended and Restated Offer to Purchase in the Amendment to delete the reference to the Private Securities Litigation and Reform Act of 1995.

General

3.	In your response letter, please explain why this issuer tender offer is not subject to Exchange Act Rule 13e-3. We note that it is an offer for all outstanding Warrants which are currently listed on the Nasdaq. To the extent that Warrants are not tendered but the offer is consummated, the remaining Warrants will be subject to redemption at a reduced price as compared to the offer price. In the alternative, please file and disseminate a Schedule 13E-3.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the Amendment as a combined Schedule TO-I/13E-3 in response to Comment 3.

Please direct any questions regarding the Company’s responses or the Schedule TO to me at (212) 548-2122 or solder@mcguirewoods.com.

Very truly yours,

MCGUIREWOODS LLP

/s/ Stephen Older

Stephen Older
Partner

cc:	Mark Walker, Direct Digital Holdings, Inc.
Keith Smith, Direct Digital Holdings, Inc.
Diana Diaz, Direct Digital Holdings, Inc.

Andrew Terjesen, McGuireWoods LLP